Exhibit 28 (d)(9)

Effective May 1, 2011 Selected Special Shares, Inc. was renamed Selected International Fund, Inc.

SELECTED SPECIAL SHARES, INC.

FIRST AMENDMENT OF INVESTMENT ADVISORY AGREEMENT

July 1, 2009

Davis Selected Advisers, L.P.

2949 East Elvira Road, Suite 101

Tucson, Arizona 85756

Gentlemen:

We hereby confirm that, as of July 1, 2009, paragraph 5 of our Management Agreement of January 1, 2001, is amended in its entirety to read as follows:

5.	Fees. Commencing with the first day of the month coincident with or next following the approval of this Agreement by a vote of a majority of the outstanding voting securities of the Fund, the Fund shall pay to the Manager a management fee calculated on the basis of the average daily net assets of the Fund at the annual rate of 0.55% of average daily net assets. The fee shall be payable monthly and each fee payment shall be made on or before the fifteenth day of the month next succeeding the month for which the fee is paid.

In all other respects, the Investment Advisory Agreement of January 1, 2001, remains in full force and effect.

If the foregoing is in accordance with your understanding, please indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

Selected Special Shares, Inc.

By	Doug Haines
Vice President

Accepted as of the day and year first above written.

Davis Selected Advisers, L.P.

By: Davis Investments, LLC, General Partner

By:	Thomas Tays
Vice President